

3350 Virgina St, Suite 530
Miami, FL 33133

305 549 5081

August 8, 2025

VIA EMAIL: bcrawford@templeton.org
John Templeton Foundation
Attention: Brian Crawford
300 Conshohocken State Rd
Suite 500
West Conshohocken, PA 19428

Re: **Request for Authorization Regarding Schedule 13D Filing**

Dear Mr Crawford,

Doma Perpetual Capital Management, LLC ("Doma," "we," or "us") is writing to request your authorization and consent in connection with a proposed filing of a Schedule 13D under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. A Schedule 13D is required when a person or group acquires beneficial ownership of more than five percent (5%) of a class of equity securities registered under Section 12 of the Exchange Act and does not qualify to report on Schedule 13G. The 735,549 common shares in Pacira BioSciences, Inc. ("Pacira") held by your wholly owned investment company, Reliability LLC and managed by Doma, are required to be aggregated with securities held by Doma and affiliates for reporting purposes. Accordingly, we intend to file a Schedule 13D which will include references to your holdings and related control relationships, as required by the beneficial ownership rules under the Exchange Act.

We kindly request your written authorization and consent to:

1. Execute the Schedule 13D and any necessary amendments or join filing agreement on

your behalf upon your review and written approval of any such filing;

2. Include your name, the name of Reliability LLC, and the number of Pacira common shares held by Reliability LLC in the Schedule 13D filing, as required; and
3. File any necessary amendments or joint filing agreements, as required by applicable law provided that all such amendments or additional filings will first be submitted to you for review and written approval prior to submission, subject to and within the applicable SEC filing deadlines.

If you are agreeable, please indicate your consent by signing below and returning a scanned copy of this letter to us by today, to facilitate timely filing.

Should you have any questions about the nature of the filing or the implications of this request, we would be happy to discuss further or coordinate with your counsel.

Thank you for your attention to this matter.

Sincerely,

Eric de Armas

Eric de Armas
Chief Compliance Officer, Chief Financial Officer, and Chief Operating Officer
DOMA Perpetual Capital Management, LLC

Acknowledgment and Consent

By signing below, the undersigned hereby authorizes Doma Perpetual Capital Management, LLC to execute and file the Schedule 13D and further consents to the inclusion of the undersigned's name, the name of Reliability LLC, and the relevant holdings of Pacira BioSciences, Inc. in such filing (and any amendments thereto), as described above, on behalf of the John Templeton Foundation.

Name: BRIAN CRAWFORD
Title: Director, Investments
Entity: Reliability LLC (John Templeton Foundation)
Signature: [signature]
Date: 8/8/25